Exhibit 99.1

Origin Agritech Limited

Notice of Annual General Meeting of Shareholders to be Held on September 17, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Origin Agritech Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), will be held at 3:30 pm PST at Golenbock Eiseman  Assor Bell & Peskoe

437 Madison Avenue, Conference Room - 40th Floor, New York, New York 10022 (212) 907-7349.  At the meeting, management will present 2009 annual report with audited financial statements. There are no specific items that the board of directors requests the shareholders to vote on at this meeting, but the shareholders may transact any business as may properly come before the annual general meeting or any adjournment or postponement thereof.

All shareholders registered in the register of members at the close of business on August 20, 2010 can and are cordially invited to attend this annual general meeting of shareholders. Shareholders who cannot attend the meeting in person may appoint a proxy to attend the meeting.  A proxy card is enclosed with this notice. To ensure your representation at the annual general meeting, you are urged to mark, sign, and date and return the enclosed proxy as promptly as possible in the accompanying envelope.

For the Board of Directors

By:	/s/Liang Yuan
Name:	Liang Yuan
Title:	Chief Executive Officer

Beijing, China
September 3, 2010